UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Notification from Marathon Asset Management LLP

Other Events
On June 17, 2010, STATS ChipPAC Ltd. (the “Company”) received notifications from Marathon Asset Management LLP (“Marathon”) in respect of the percentage of our ordinary shares held by Marathon over which it has full control (including the exercise of voting rights) and the percentage of our ordinary shares over which Marathon states it has only dispositive control (the “Marathon Notifications”). The Marathon Notifications state that as at October 17, 2008, Marathon had full control (including voting rights) over 5.13% of our outstanding ordinary shares and dispositive control over a further 1.91%. Copies of the Marathon Notifications are attached as Exhibit 99.1.
Under Rule 724 of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) Listing Manual, the SGX-ST may suspend trading of our ordinary shares if less than 10% of our issued ordinary shares are held in public hands, as required by Rule 723 of the SGX-ST Listing Manual. Under the SGX-ST Listing Manual, equity securities held by, amongst others, our directors, substantial shareholders and controlling shareholders are not deemed to be held in public hands. Substantial shareholders as defined in the Singapore Companies Act are persons who have an interest in not less than 5% of the total voting shares in a company. As disclosed in our annual report for fiscal year ended December 27, 2009 filed with the U.S. Securities and Exchange Commission on March 5, 2010 (our “2009 Annual Report”), as of February 1, 2010, Temasek Holdings (Private) Limited (“Temasek”) beneficially owned, and its wholly-owned subsidiary, Singapore Technologies Semiconductor Pte Ltd (“STSPL”), directly owned, approximately 83.8% of our outstanding ordinary shares. Therefore, for purposes of Rule 723 of the SGX Listing Manual, our substantial shareholders, Temasek and Marathon, hold in the aggregate voting control over 88.93% of our outstanding ordinary shares. Further purchases of ordinary shares by Temasek, STSPL, Marathon, other substantial shareholders, our directors, or their respective associates may result in the suspension of the listing and/or delisting of our ordinary shares on the SGX-ST. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Ordinary Shares — The SGX-ST may suspend and/or delist our ordinary shares on the SGX-ST. Furthermore, we may voluntarily delist our ordinary shares from the SGX-ST.” in our 2009 Annual Report.
Exhibit
99.1	Notifications from Marathon Asset Management LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Notifications from Marathon Asset Management LLP